                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                         Of Small Business Issuers Under

                             Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                              Mighty Mack USA, Ltd.
        -----------------------------------------------------------------
        (Exact Name of Small Business Issuer as specified in its charter)

           Colorado                                   84-1378045
        ---------------                       --------------------------
        (State or other                       (IRS Employer File Number)
        Jurisdiction of
         Incorporation)

        1700 West Government, Suite 102
             Brandon, Mississippi                                    39042
    ----------------------------------------                      ----------
    (Address of principal executive offices)                      (Zip code)

                                 (601) 825-2220
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

        Securities to be Registered Pursuant to Section 12(b) of the Act:

                                      None

        Securities to be Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, no par per share par value


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References in this document to "us," "we," or "the Company" refer to Mighty Mack
USA, Ltd., its predecessor and its subsidiaries.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         (a) General Development of Business

         We are a Colorado corporation. Our principal business address is 1700 West Government, Suite 102, Brandon, Mississippi 39042. Our telephone number at that address is (601) 825-2220.

         We were originally incorporated under the laws of the State of Colorado on July 19, 1996. Our original name was Oxford Financial Holdings, LTD. Since inception, our primary activity had been directed towards organizational efforts.

         In June, 1999, we acquired all of the issued and outstanding common shares of Mighty Mack USA, Ltd., a Mississippi corporation (we will refer in this document specifically to this corporation as the "Mississippi corporation"). We issued 0.2640366 restricted shares of our common stock for each share of the Mississippi Corporation. Since a total of 53,022,950 shares of the Mississippi Corporation were exchanged, we issued 14,000,000 shares in this transaction. As a part of this transaction, the Mississippi Corporation canceled all of its outstanding Preferred Stock.

         In July 1999, we changed our name from Oxford Financial Holding, Ltd. to Mighty Mack USA, Ltd.

         We have not been subject to any bankruptcy, receivership or similar proceeding.

         (b) Narrative Description of the Business

         General

         From our original date of incorporation until our transaction with the Mississippi Corporation, we had no activities and carried no inventories or accounts receivable. Also, during this period, we carried on no operations and generated no revenues. Our fiscal year end is June 30th.

         Organization

         Our Company presently comprises one corporation with one wholly owned subsidiary.

         (c) Operations

         General

         Our Company was founded to manufacture, disseminate and further develop efficient and cost-effective solutions to worldwide environmental pollution problems. We are committed to the development, manufacture and distribution of higher quality absorbent technology, developed from recycled, renewable, agricultural waste materials. In addition, we are committed to the implementation of cost effective, efficient solutions to industrial environmental problems.

         We manufacture and distribute a line of twelve oil absorbents and associated products made from non-toxic agricultural waste. These absorbents and associated products are used for the remediation of hydrocarbons and acids and effectively absorb and bioremediate oil, grease, and antifreeze, turning hazardous hydrocarbons into safe, clean byproducts.

         Mighty Mack USA, Ltd., our subsidiary, was incorporated in Mississippi in November 1998. The technology it is utilizing has been prevalent since its inception in the early 1990's. The products and technology have been used in the United States as well as in many foreign countries where it has been utilized in numerous industrial and governmental applications.

         Product Services Co., Inc., a Mississippi-based company, originally developed the technology which we are now manufacturing and utilizing pursuant to a Purchase and Sale Agreement, with Addenda which we originally entered into on February 1, 1999. In 1990, the founder of Product Service Co., Inc. had begun searching for a cost effective and efficient hydrocarbon absorbent and began experimenting with various cellulose materials and evaluating their use as absorbents. Product Service Co., Inc. developed and patented a process utilizing a by-product, which was at the time, considered a waste material, from an agricultural processing plant. The resulting technology yielded a chemically modified cellulose fiber material with greater absorption and hydrocarbon bio-remediation properties than the calcined clay products then and currently on the market. Further development led to the on-site application of the technology for hydrocarbon bio-remediation of contaminated soil. Product Services manufactured and distributed this technology in the United States as well as in other countries.

         We acquired certain, defined assets of Products Services Co., Inc. in 1999, subject to final payment and currently have patent usage rights and the rights to manufacture and sell certain proprietary products associated with the assets used to manufacture and develop this technology. Upon full payment pursuant to the Purchase and Sale Agreement, the full consideration of which has not yet been fully paid to Product Services Co., Inc, the Mississippi corporation will have obtained title to the patents, raw materials, equipment, and other assets of Product Services Co., Inc. We have not been able pay the purchase price to date but have received an extension under Addenda to the Purchase and Sale Agreement until March 1, 2000 to make this payment. We continue to operate under these Addenda to the Purchase and Sale Agreement.

         Plan of Business

         Our goal is to gain brand name recognition and product confidence in the global retail and industrial markets for our environmental remediation and hydrocarbon absorption products and to develop and manufacture ecologically sound and cost-effective solutions to industrial/environmental problems faced by our world today.

         We plan to achieve our goal by focusing on retail and industrial sales of our products and by establishing a network of manufacturer's representatives and distributors who will market our products, in addition to making direct sales initiated by us.

         (d) Markets

         Our initial marketing plan will be focused on two market segments: the retail market; and the industrial wholesale market. The marketing plan has been developed and is currently being implemented. We are currently marketing our products through manufacturer's representatives in several parts of the United States. We are currently seeking distributors with warehouse capabilities. Manufacturer's representatives and distributors are chosen based on their business contacts as well as being highly motivated and showing a strong commitment to our Company and our product line. We also make direct sales and conduct ongoing marketing efforts to retail stores and industrial users by attending trade shows, generating publicity, calling and meeting with customers as well as demonstrating proper usage and providing technical assistance with respect to our product line.

         The Retail Market

         We estimate the retail market to be the largest individual market for oil absorbent products throughout the world. Calcined Clay absorbents can absorb up to 50% of their weight in oil and the byproduct is a toxic waste that must be disposed of in accordance with local laws.

         All of our products are nontoxic, environmentally clean and a safe agricultural byproduct that can absorb up to six times their own weight in oil or other contaminants. Our products are nontoxic, biodegradable, safe to humans, and are environmentally friendly. The market for oil absorbent products has a large range of distribution in retail automotive part's stores in the United States. The current market is presently dominated by calcined clay products, which are strip mined and contain crystalline silica, a known carcinogen.

         The Wholesale Market

         The U.S. and Canada will be divided into regions. The U.S. will be divided into multiple regions, with Master Distributors and subdistributors in each area. Master Distributors work with sub-distributors, making calls, giving demonstrations, and also giving product familiarization and usage classes. The Master Distributor will be compensated based on volume of sales. The sub-distributors deal with the end users; these customers may be oil field supply houses, environmental clean up companies, military, paper mills and other various industries. The sub-distributors will be compensated percentage wise, based on volume of sales by the Master Distributor.


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         We also plan to use manufacturer's representatives in those areas which we do not consider to be suitable for Distributors or subdistributors. We will compensate manufacturer's representatives on a commission basis to be negotiated with each manufacturer's representative.

         We currently have no Master Distributors or subdistributors but are generating sales internally and through manufacturer's representatives.

         (e) Raw Materials

         The use of raw materials is a material factor in our operations. We believe that there is an adequate supply of raw materials to meet all of our requirements under our plan of operation. We do not expect this situation to change in the near future. Our products are produced from raw materials, which are generally readily available from a number of suppliers. The main component for its oil absorbent products are agricultural waste and byproducts obtained from a major supplier in the southern United States. We believe that the loss of this major supplier would have a material effect on our operations. The loss of this major supplier may cause an increase in incoming freight costs, the amount of which would depend on the distance to the alternative source and which source is utilized. Our operations could be adversely affected if a general shortage of raw material was to occur and persist, but the likelihood of this happening is believed to be remote. To date, we have not experienced any serious production delay because of failure of our supplier to provide raw materials.

         We utilize raw materials from Delta and Pine Land Company through an arrangement with Product Services Co., Inc. Although there are other sources of raw materials, we believe that the inability to utilize raw materials from Delta and Pine Land Company could have a materially adverse effect upon our ability to produce finished product. At the present time, Product Services Co., Inc. has a stockpile of raw materials which we are utilizing and plan to utilize for the near future. However, over the long term, Delta and Pine Land Company will remain a significant source of raw materials.

         (f) Customers and Competition

         The current market is presently dominated by calclined clay products, which are strip mined and contain crystalline silica, a known carcinogen. In 1986, the State of California enacted the Safe Drinking Water and Toxic Enforcement Act of 1986, Cal. Health & Safety Code ss.25249.5 et seq., most commonly known as Proposition 65, listing a number of chemicals, including crystalline silica, which are known to cause cancer. The calcined clay products therefore must comply with the requirements of Proposition 65. Proposition 65 requires any consumer products containing one of the listed chemicals to contain the following message: "WARNING: This product contains a chemical known to the State of California to cause cancer." Similarly, the language for occupational exposure warning signs where employees are

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working with such products must read as follows: "WARNING: This area contains a chemical known to the State of California to cause cancer." We believe that we have a competitive advantage because our products do not require hazardous warning labels. According to the Centers for Disease Control and Prevention, overexposure to crystalline silica can cause lung disease known as silicosis and inhalation has been associated with other diseases such as bronchitis and tuberculosis.

         Calcined clay products are the primary competition in the industrial and retail marketplace. These Calcined clay products are manufactured from non-renewable resources and generate unwanted waste streams in both manufacture and use. Our products are derived from renewable resources and utilize agricultural waste and byproducts that would otherwise create a disposal volume. We believe that this environmental sensitivity coupled with our products' better performance in use will take on more importance as environmental groups and state and local agencies increase environmental regulation and accountability.

         At the present time, the industry in which we are competing is broad and fragmented, with no single company or groups of companies dominating. We estimate that there are over fifteen companies whose products are in direct or indirect competition to our products. There are a number of established companies that are larger and better capitalized than our Company and/or have greater personnel, resources and technical expertise. In view of our combined extremely limited financial resources and limited management availability, we believe that we will be subject to intense competition for market share. However, while we may have competitive disadvantages compared to many of our competitors, we believe that we can successfully compete. There can be no guarantee, however, that we will be able to successfully compete or to become profitable.

         (g) Backlog

         At June 30, 1999, we had no backlogs.

         (h) Employees

         As of the date hereof, we had six (6) employees. We plan to hire additional employees in the future as our business requirements may necessitate.

         (i) Proprietary Properties

         Our product line constitutes our primary properties, which includes a line of twelve oil absorbents and associated products made from non-toxic agricultural waste and byproducts. We have patent and trademark usage rights, pursuant to the Purchase and Sale Agreement with Product Services Co., Inc. to manufacture and sell these absorbents and associated products and to use the "Gator" trade name. Payment of the full consideration to Product Services Co., Inc. has not yet been fully made under the terms of that Purchase and Sale Agreement and addenda thereto. These products are as follows:

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
         PRODUCT                            PRIMARY APPLICATION
         -------                            -------------------
         Oil Gator                          soil cleanup/bioremediation; hydrocarbon
                                            spills

         Floor Gator                        spills on hard surfaces

         Cell-u-sorb                        spills on water

         Acid Gator                         acid spills

         Gator Booms                        containment on water or land

         Gator Socks                        containment on water or land

         Cellulose Pads                     spills on hard surfaces

         1%Poly/Cell Pads                   spills on water or land

         Gator Wash                         industrial all-purpose cleaner

         Gator Wash H.D.                    Heavy duty industrial cleaner

         Gator Trap                         grease trap/waste water applications

         Emergency Response Kits            oil spills


         (j) Government Regulation

         We are not subject to any material governmental regulation or approvals.

         (k) Research and Development

         Our current research and development activities include the refining of current, as well as the development of new, sorbent and bioremediation products and related manufacturing processes, for both the industrial and retail markets. Analyzing and testing competitive products, and determining new applications and uses for our products, are also functions of our research and development department. We will expense general research. Development costs will be expensed, unless certain criteria are met, in which case they are capitalized. All expenditures incurred for the acquisition of license rights, patents and trademarks, development of sorbent and bioremediation processes and products costs are capitalized. When technology is no longer in use, related unamortized costs are written off. During the fiscal year ended June 30, 1999, we incurred no material research and development costs.

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

         (l) Environmental Compliance

         At the present time, we are not subject to any material costs for compliance with any environmental laws.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Forward-Looking Statements

         The following discussion contains forward-looking statements regarding our Company, its business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that may affect such forward-looking statements include, without limitation: our ability to successfully develop new products for new markets; the impact of competition on our revenues, changes in law or regulatory requirements that adversely affect or preclude customers from using our products for certain applications; delays our introduction of new products or services; and our failure to keep pace with emerging technologies.

         When used in this discussion, words such as "believes", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Our Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

Results of Operations

         With the acquisition of the Mississippi Corporation, we have begun generating revenues from its operations. As of our fiscal year end, June 30, 1999, these revenues have been minimal. We had total revenues for the fiscal year of $4,736. Our total operating expenses were $263,754. As a result, we had a net loss of $260,192 for the fiscal year. This was a loss of $0.10 per share. Our revenues as of the period ended September 30, 1999 were $12,825. Our total operating expenses were $679,638. As a result, we had an net loss of $670,738, or $.03 per share for the quarter. Since the last fiscal year was our first year of operations, we have no comparable figures for the previous year.

         Assuming that we can finally acquire all of the rights and assets under the Purchase and Sale Agreement which we have entered into, we believe that the revenues from operations will remain relatively constant during the coming fiscal year as we implement our business plan.

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However, if we are unable to complete the Purchase and Sale Agreement, our future operations may be seriously impaired. In any case, we believe that we will not be profitable during the current fiscal year. Our primary focus for this fiscal year will be to complete the acquisition under the Purchase and Sale Agreement and to build brand name recognition and product loyalty.

Liquidity and Capital Resources

         As of the end of the fiscal year and the first quarter, we had no cash or cash equivalents. There was no significant change in working capital during the fiscal year. In August 1999, we completed a private placement and raised $691,000 and received loans from two of our affiliates of an additional $100,000, all of which will be used to fund our operations.

         We believe that we still have inadequate working capital to pursue all of our planned activities other than to internally expand the operations. We plan to raise additional capital during the coming fiscal year.

         We do not intend to pay dividends in the foreseeable future.

         Year 2000 Compliance

         Background

         In the past, many computers, software programs, and other information technology ("IT systems"), as well as other equipment relying on microprocessors or similar circuitry ("non-IT systems"), were written or designed using two digits, rather than four, to define the applicable year. As a result, date-sensitive systems (both IT systems and non-IT systems) may recognize a date identified with "00" as the Year 1900, rather than the year 2000. This is generally described as the Year 2000 issue. If this situation occurs, the potential exists for system failures or miscalculations, which could impact business operations.

         The Securities and Exchange Commission ("SEC") has asked public companies to disclose four general types of information related to Year 2000 preparedness: our Company's state of readiness, costs, risks, and contingency plans. See SEC Release No. 33-7558 (July 29, 1998). Accordingly, we have included the following discussion in this report, in addition to the Year 2000 disclosures previously filed with the SEC.

         State of Readiness

         We believe that we have identified and completed all significant IT systems and non-IT systems that require modification in connection with Year 2000 issues. Internal and external resources have been used and are continuing to be used, to make the required modifications and test Year 2000 readiness. The required modifications are complete.


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         In addition, we have been communicating with customers, suppliers, banks, vendors and others with whom it does significant business (collectively) its "business partners") to determine their Year 2000 readiness and the extent to which we are vulnerable to any other organization's Year 2000 issues. Based on these communications and related responses, we are monitoring the Year 2000 preparations and state of readiness of our business partners. Although we are not aware of any significant Year 2000 problems with our business partners, there can be no guarantee that the systems of other organizations on which our system relies will be converted in a timely manner, or that a failure to convert by another organization, or a conversion that is incompatible with our systems, would not have a material adverse effect on us.

         Costs

         The total cost Year 2000 activities has not been and is not anticipated to be material to our financial position or results of operations in any given year. Our total costs of addressing Year 2000 issues are estimated to be less than $10,000. These total costs, as well as the date on which we plan to complete the Year 2000 modification and testing processes, are based on management's best estimates. However, there can be no guarantee that these estimates will be achieved, and actual results could differ from those estimates.

         Risks

         We utilize IT systems and non-IT systems in various aspects of our business. Year 2000 problems in some of our systems could possibly disrupt operations, but we do not expect that any such disruption would have a material adverse impact on our operating results. We are also exposed to the risk that one or more of its customers, suppliers or vendors could experience Year 2000 problems that could impact the ability of such customers to transact business or such suppliers or vendors to provide goods and services. Although this risk is lessened by the availability of alternative suppliers, the disruption of certain services, such as utilities, could, depending upon the extent of the disruption, potentially have a material adverse impact on our operations.

         Contingency Plans

         We are in the process of developing contingency plans for our IT systems and non-IT systems requiring Year 2000 modification. In addition, we are developing contingency plans to deal with the possibility that some suppliers or vendors might fail to provide goods and services on a timely basis as a result of Year 2000 problems. These contingency plans will include the identification, acquisition and/or preparation of backup systems, suppliers and vendors.

ITEM 3. DESCRIPTION OF PROPERTIES

         As of December 1, 1999, our business office was located at 1700 West Government, Suite 102, Brandon Mississippi 39042. We pay $600 per month in rent for this office space to an unaffiliated third party under a two year lease ending November, 2002. Our manufacturing plant


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is located in Flora, Mississippi, which is not currently being utilized.
Finally, we own the office furniture, computer system all manufacturing and packaging equipment in our business. Otherwise, we own no other properties.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following sets forth the number of our shares of no par value common stock beneficially owned by (i) each person who, as of September 30, 1999, was known by us to own beneficially more than five percent (5%) of our common stock; (ii) our individual Directors and (iii) our Officers and Directors as a group. On September 30, 1999, there were a total of 16,400,262 Common shares issued and outstanding.

NAME AND ADDRESS                    AMOUNT AND NATURE OF                   PERCENT OF
OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP(1)(2)                CLASS
-------------------                 --------------------------             ----------
Robert C. Furrer                             6,908,335(3)                       42%
1700 West Government
Suite 102
Brandon, Mississippi 39042

Martin F. Schneider                          6,656,795(4)                     40.5%
1700 West Government
Suite 102
Brandon, Mississippi 39042

Charles K. Washburn                             28,000                          .2%
1700 West Government
Suite 102
Brandon, Mississippi 39042

Joseph B. LaRocco                              150,000(5)                       .9%
149 Locust Ave.
Suite 107
New Canaan, Connecticut 06840

Theodore H. Dickerson                              -0-                         -0-
1700 West Government
Suite 102
Brandon, Mississippi 39042

Billie C. Furrer                                   -0-(4)                      -0-
1700 West Government
Suite 102
Brandon, Mississippi 39042

All Officers and Directors
as a Group (Six persons)                    13,743,130                        83.6%

11

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-----------

(1)      All ownership is beneficial and on record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) Owned of record by Mr. Furrer. Does not include 66,010 shares owned of record by Mr. Richard W. Furrer, for which Mr. Robert C. Furrer and Mrs. Billie C. Furrer disclaim any beneficial ownership.

(4) Owned of record by Mr. Schneider. Does not include 26,404 shares owned by Marilyn Schneider, 13,202 shares owned in Joint Tenancy by Marilyn Schneider and Jeremy Blaufarb, and 13,202 shares owned in Joint Tenancy by Marilyn Schneider and Jason Blaufarb, for which Mr. Martin Schneider disclaims any beneficial ownership.

(5)      Mr. LaRocco resigned from all offices on December 7, 1999.

ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Our Directors and Executive Officers, their ages and present positions held in the Company are as follows:

           NAME                               AGE            POSITION HELD
           ----                               ---            -------------
           Robert C. Furrer                   53              Chairman, CEO, and Director

           Martin F. Schneider                48              Vice  Chairman, CFO, and Director

           Charles K. Washburn                29              President and Director

           Theodore Dickerson                 60              Director

           Billie C. Furrer                   53              Secretary-Treasurer


         Our Directors will serve in such capacity until the next annual meeting of our Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our Directors. Robert C. Furrer and Billie C. Furrer are husband and wife. Otherwise, there are no family relationships among our officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company and any other person pursuant to which any officer or director was or is to be selected as an officer or director.

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

         Robert C. Furrer has been the Chief Executive Officer since June, 1999. Mr. Furrer is the former CEO of Furrer and Associates Consolidated Services, Inc. an insurance marketing and development company. Mr. Furrer has over 20 years in market development and sales. He is a member of the Permanent President Club and recipient of the 10th degree Grand Diamond award in sales marketing and is a member of the Million Dollar Round Table. Mr. Furrer was the CEO and owner of Lake Slip Away Raceway and Resort, a two hundred-acre facility in Lena, MS. On May 14, 1998, Mr. Furrer filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. District Court for the Southern Mississippi, Case #98-02448JEE. The United States Bankruptcy Court of the Southern District of Mississippi has confirmed the plan of reorganization for Mr. Furrer..

         Charles K. Washburn has been our President since June, 1999. Mr. Washburn is an Environmental / Industrial Microbiologist and a graduate of Mississippi State University, where he received a Bachelor of Science in Applied Microbiology and a minor in Chemistry. Immediately following graduation, he dedicated two years of postgraduate research, focused primarily around the microbial utilization of hydrocarbons and the bioremediation of hydrocarbons in soils, towards completion of a Masters of Science degree at Mississippi State University. From 1994 to 1997 Mr. Washburn was employed by Environmental Remediation Technology as an Environmental Microbiologist and Director of Technical Services where he developed and implemented applications for the implementation of the products developed by Mr. Dickerson, specializing in "in-situ" biological remediation of contaminated soils, bio-augmentation, land farming and other bioremediation technologies. He was formerly employed by Pfizer Pharmaceuticals as a Sales Representative from 1997 to 1998. From 1998 to June, 1999, Mr. Washburn was employed by Companion Technologies as a Computer Systems Sales Representative.

         Martin F. Schneider has been the Chief Financial Officer since June, 1999. Mr. Schneider, in addition to having a Ph.D. Degree from Columbia University in Economics, taught Economics at the London School of Economics in 1977 through 1978. Mr. Schneider has extensive merger and acquisition and investment banking experience and was employed by Smith Barney as a Vice President from 1994 to 1996. From 1996 to 1997 PaineWeber employed him as a Vice President. Mr. Schneider left PaineWeber to form Trans-Global Financial Holdings, LLC. , a private investment company, where he served as its President and CEO until he joined us.

         Theodore "Ted" Dickerson has been one of our Directors since June, 1999. He is the original inventor of the process by which our products for the remediation of hydrocarbons and acids are manufactured. Under the terms of a Purchase and Sale Agreement, with Addenda, we are purchasing the patent, land, buildings, raw materials and trademarks from Mr. Dickerson and his company, Product Services Company, Inc. Mr. Dickerson received a Bachelor of Science in Chemical Engineering from The University of Mississippi in 1961. He was employed by Colombian Carbon Company / Cities Service Company and worked twenty-three years in various managerial positions. He retired in 1984 as Senior Vice-president of worldwide manufacturing operations to pursue his private business. He holds both product and process patents in fields of electromagnetic separation, carbon blacks, iron oxides, drilling mud additives and a line of environmentally friendly products produced from agricultural by-product streams.

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

         Billie C. Furrer has been our Secretary since June, 1999. Mrs. Furrer has over twenty years experience in bookkeeping and office management. Prior to her appointment as Secretary, she served as Vice-president and General Manager for Furrer & Associates Consolidated Services, Inc. Mrs. Furrer was the General Manager of Lake Slip Away Raceway and Resort, a two hundred-acre facility in Lena, MS. On May 14, 1998, Mrs. Furrer filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. District Court for the Southern Mississippi, Case #98-02448JEE. The United States Bankruptcy Court of the Southern District of Mississippi has confirmed the plan of reorganization for Mrs. Furrer..

ITEM 6. EXECUTIVE COMPENSATION

         None of our executive officers received compensation in excess of $100,000 during the fiscal years ended June 30, 1998 or 1999. Compensation does not include minor business-related and other expenses paid by us. Such amounts in the aggregate do not exceed $10,000. None of our executive officers received any compensation for the fiscal year ended June 30, 1998. For the fiscal year ended June 30, 1999, Our Chairman, Robert C. Furrer, received a salary of $24,000 per annum. For the fiscal year ended June 30, 1999, Martin F. Schneider, our Vice-Chairman and Director, received a salary of $24,000 per annum, Charles
K. Washburn, our President and Director, received a salary of $28,461.52 per annum, Billie C. Furrer, our Secretary, received a salary of $12,000 per annum, and Joseph Brown, a former Officer and Director, received a salary of $40,384.57 per annum.

         We have granted no shares of our capital stock as additional compensation for the fiscal years ended 1998 and 1999.

         For the fiscal years 1998 and 1999, we did not pay our health care for our officers and directors. We have no pension plan. We have no plans or agreements which provide compensation on the event of termination of employment or change in our control.

         We do not pay members of our Board of Directors any fees for attendance or similar remuneration, but reimburse them for any out-of-pocket expenses incurred by them in connection with our business. We may compensate them in the future with common stock, but have no definite plans at this time.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of September 30, 1999 we were renting our office space from Robert
C. Furrer and Billie C. Furrer. Robert C. Furrer is the CEO and a Director. Billie C. Furrer is the Secretary -Treasurer. We no longer rent our office space from Robert C. Furrer and Billie C. Furrer.

         As of September 30, 1999, we have a Note Payable to Robert C, Furrer, an Officer & Director, at an annual rate of 8% interest for compensation owed in the amount of $100,000.

         As of September 30, 1999, we have a Note Payable to Robert C. Furrer, Officer & Director, at an annual rate of 8% interest for money put into the Company from the sale of personal stock in the amount of $50,000.

         As of September 30, 1999, we had a Note Payable to Martin F. Schneider, Officer and Director, at an annual rate of 8% interest for money put into the Company from the sale of personal stock in the amount of $50,000.

         As of September 30, 1999, we have a Note Payable to Martin F. Schneider, Officer & Director, at an annual rate of 8% interest for compensation owed in the amount of $100,000.

         As of September 30, 1999, we have a Note payable to Theodore H. Dickerson, a Director, at an annual rate of 8% interest for an Asset Purchase Agreement in the amount of $2,700,000. Mr. Dickerson is the person who sold us our assets under the Purchase and Sale Agreement, dated February 1, 1999. Under Addenda, the latest of which is dated December 1, 1999, we have until March 1, 2000 to pay for the acquisition.

ITEM 8. DESCRIPTION OF SECURITIES.

         We are authorized to issue 50,000,000 shares of Common Stock, par value no par per share, and 5,000,000 shares of non-voting Preferred Stock, par value no par per share. As of September 30, 1999, 16,400,262 shares of Common Stock were outstanding. As of the same date, no Preferred Stock was issued or outstanding.

         COMMON STOCK

         The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

         The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of our Company, the holders of Common Stock will share equally in any balance of our Company's assets available for distribution to them after satisfaction of creditors and the holders of our Company's senior securities, whatever they may be. We may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

         PREFERRED STOCK

         Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has plans to issue Preferred Stock in the foreseeable future pursuant to its capital raising efforts in its 2000 fiscal year, although no specific plans have been finalized at this time.

         DEBENTURES

         We authorized a total of $2,000,000 worth of 10% Convertible Debentures and have issued a total of $691,000 for a minimum of $25,000 per Debenture. The Debentures bear interest at the rate of 10% per annum, payable at the time of each conversion into cash or our common shares, at our option. The Debentures mature one year after date of issuance, subject to prior conversion. We may convert the Debentures into our common shares under terms established by us. We may also redeem the Debentures at any time under terms established by us.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON SHARES AND OTHER SHAREHOLDER MATTERS.

         (a) Principal Market or Markets

          Our common shares began trading under the symbol "MMUS" in July 1999. Prior to that time, the securities traded under the name of Oxford Financial Holdings, Ltd. "OXFH." There are no quotes available for this period. Market makers and other dealers provide bid and ask quotations of our Common Stock under the symbol "MMUS". Trading is conducted in the over-the-counter market on the NASD's "Electronic Bulletin Board,"

         The table below represents the range of high and low bid quotations of our common shares as reported during the reporting period herein. The following bid price market quotations represent prices between dealers and does not include retail markup, markdown, or commissions; hence, they may not represent actual transactions.

         Fiscal Year 1999           High             Low
         ----------------           ----             ---

          Third Quarter            $1.01           $0.25
          Common Shares

         Fourth Quarter            $3.125          $0.78125
          Common Shares

         (b) Approximate Number of Holders of Common Stock

         As of September 30, 1999, a total of 16,400,262 of our Common Shares were outstanding and the number of holders of record of the Company's Common Stock at that date was approximately 45.

         However, we estimate that it has a significantly greater number of shareholders because a substantial number of our shares are held in nominee names by our market makers.

         (c) Dividends

         Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors. We paid no dividends on the common stock during the periods reported herein nor do we anticipate paying dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS;

         Our subsidiary, Mighty Mack USA, Ltd., a private Mississippi Corporation, was recently named a defendant in a lawsuit commenced in Louisiana by Alpha Distributing Company, Inc. The lawsuit claims breach of contract concerning certain sales and distribution rights of the Mississippi company's products, which rights were set forth in a written contract. The case has been continued without a date for further proceedings. This case was pending in the 22nd Judicial District Court, Parish of St. Tammany, State of Louisiana.

         Otherwise, we know of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of our Company in his/her capacity as such.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We did not have any disagreements on accounting and financial disclosures with our accounting firm during the reporting period.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The following shareholders acquired their respective shares in our Company in June 1999 as a result of our acquisition of Mighty Mack USA, Ltd., a Mississippi corporation.

         Name                                       Number of Shares
         ----                                       ----------------
ROBERT C. FURRER                                        6,881,931
MARTIN F. SCHNEIDER                                     6,656,795
JOSEPH M. BROWN                                            26,404
CHARLES WASHBURN                                           28,000
WINSTON WOOD                                                   28
GARY JOHNSON                                                  112
JOHN G. WILLIAMS                                           50,000
ROBERT LEVENTHAL                                            6,608
STACEY SCHNEIDER                                          100,000
RICHARD BELL                                                  266
PAUL P. LIUCCI                                                798
RICHARD W. FURRER                                          66,010
ROBERT T. FURRER                                           26,404
HELEN ANN MILES                                               266
DEBBIE RUSK                                                   266
MICHAEL LOUVIER                                                56
LYNN & HOWARD KLEIN                                            56
MARILYN SCHNEIDER                                          26,404
MARILYN SCHNEIDER & JEREMY BLAUFARB                        13,202
MARILYN SCHNEIDER & JASON BLAUFARB                         13,202
DAVID W. COOK                                               2,898
RUBIN ACKMAN                                                   28
KAREN OWENS                                                   266
JOSEPH B. LA ROCCO                                        100,000

TOTAL SHARES                                           14,000,000


         All of the issued and outstanding shares of our common stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. All of the investors are considered to be sophisticated investors because of their previous investment experience and access to information on us necessary to make an informed investment decision.

         In September, 1999, we sold $691,000 worth of 10% Convertible Debentures for $25,000 per Debenture to the entities indicated below:

         Name                                   Amount
         Calp II Limited Partnership            $250,000
         Moro, Inc.                              $50,000
         John F. Marsden                        $100,000
         Norman Goldstein                        $66,000
         Barry Allan Fleck                       $75,000
         Gary Fleck                              $50,000
         Arab Commerce Bank, Ltd.                $75,000
         Lufeng Investments, Ltd.                $25,000

         All of the Debentures were issued in accordance with the exemption from registration afforded by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended and Rule 506 thereunder. All of the investors are considered to be sophisticated and/or accredited investors because of their previous investment experience and access to information on us necessary to make an informed investment decision.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Articles of Incorporation authorize the Board of Directors, on behalf of us and without shareholder action, to exercise all of our powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits us to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

         Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

         (a) The person conducted himself or herself in good faith;

         (b) The person reasonably believed:

              (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

              (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

         (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

         A Corporation may not indemnify such person under this Section 7-109-102 of CRS:

         (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

         (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

         Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

         Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

         (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

         (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in
Section 7-109-102 of CRS; and

         (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

         Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under
Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

         The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

         Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

         Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

         Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

         The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

         Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    Part F/S

                               MIGHTY MACK USA, INC.
                             (UNAUDITED) BALANCE SHEET

                     For The Period Ending September 30, 1999


ASSETS:

Accounts Receivable                                                 $       674
Escrow Account                                                              392
Employee Advances                                                         1,400
Inventory                                                             4,662,000
                                                                    -----------
CURRENT ASSETS                                                        4,664,466

PROPERTY/EQUIPMENT
Transportation, net of Depreciation $200                                 11,800
Buildings/Homes, net of Depreciation $6,105                             974,000
Furniture/Fixtures, net of Depreciation $1,997                           53,922
Office Equipment, net of Depreciation $591                               16,591
Plant Equipment, net of Depreciation $24,398                            590,109
                                                                    -----------
TOTAL PROPERTY/EQUIPMENT                                              1,646,422

OTHER ASSETS
Trade Names, Patent, net of Amortization $625                            99,375
                                                                    -----------
TOTAL OTHER ASSETS                                                       99,375

TOTAL ASSETS                                                        $ 6,410,263
                                                                    ===========

LIABILITIES/STOCKHOLDERS' EQUITY

Accounts Payable                                                    $    69,362
Accrued Expenses                                                         89,054
Debentures Payable (10% convertible)                                    691,000
Notes Payable                                                         2,990,112
Royalty Fee Payable                                                   3,000,000
                                                                    -----------
TOTAL CURRENT LIABILITIES                                             6,839,528

STOCKHOLDERS' EQUITY
Preferred Stock, Class A, 5,000,000
    shares authorized, no par value,
    none outstanding                                                         --
Common Stock, no par value, 50,000,000
    shares authorized, issued and
    outstanding 16,400,262                                              507,015
Retained Earnings (Deficit)                                            (936,280)
                                                                    -----------
TOTAL STOCKHOLDERS' EQUITY                                             (429,265)
                                                                    -----------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                            $ 6,410,263
                                                                    ===========


    The accompanying notes are an integral part of the financial statements.

                              MIGHTY MACK USA, INC.
                       (UNAUDITED) STATEMENT OF OPERATIONS
                                     9/30/99

                                                                      AMOUNT
                                                                   ------------
REVENUES:
     Product Sales                                                 $      9,725
     Other Income                                                         3,100

TOTAL REVENUES                                                           12,825

     Cost of Goods Sold                                                  (3,925)
                                                                   ------------
GROSS MARGIN                                                              8,900
                                                                   ------------
OPERATING EXPENSES
     Interest Expense                                                    21,334
     Operating Costs                                                    416,169
     General & Administrative                                           242,135
                                                                   ------------
TOTAL OPERATING EXPENSES                                                679,638
                                                                   ------------
NET INCOME (LOSS)                                                  $   (670,738)
                                                                   ============
BASIC (LOSS) PER SHARE                                                    (0.03)
                                                                   ============
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                            16,400,262
                                                                   ============

    The accompanying notes are an integral part of the financial statements.

                              MIGHTY MACK USA, INC.
                       (UNAUDITED) STATEMENT OF CASH FLOW
                                     9/30/99


CASH FLOW FROM OPERATING ACTIVITIES
Net Income (Loss)                                                     $(670,738)
Reconciliation of Net Income (Loss) to Net Cash
    Provided by (Used In) Operating Activities
    Depreciation and Amortization                                        33,916

(Increase) Decrease In:
    Accounts Receivable                                                  (1,792)

Increase (Decrease) In:
    Accounts Payable                                                      1,018
    Accrued Expenses                                                     56,168
                                                                      ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                    (581,428)

CASH FLOWS USED FOR INVESTING ACTIVITIES
     Investment in Property & Equipment                                (199,684)
                                                                      ---------
NET CASH PROVIDED BY INVESTING ACTIVITIES                              (199,684)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from Notes Payable                                         90,112
     Debentures Payable                                                 691,000
                                                                      ---------

NET CASH PROVIDED BY FINANCING ACITIVITIES                              781,112
NET INCREASE IN CASH AND CASH EQUIVALENTS                                    --
Cash and Cash Equivalents - Beginning of Period                       $      --
Cash and Cash Equivalents - End of Period                             $      --
                                                                      =========
SUPPLEMENTAL DISCLOSURE
CASH PAID DURING THE YEAR FOR:
     Interest                                                                --
     Income Taxes                                                            --

    The accompanying notes are an integral part of the financial statements.

                              MIGHTY MACK USA, INC.
                        (UNAUDITED) STOCKHOLDERS' EQUITY
                                     9/30/99


                                      PREFERRED STOCK                  COMMON STOCK             RETAINED          TOTAL
                                 --------------------------      -------------------------      EARNINGS/     STOCKHOLDERS'
DESCRIPTION                        SHARES          AMOUNT          SHARES        AMOUNT         (DEFICIT)         EQUITY
-----------                      ----------      ----------      ----------     ----------     ----------     -------------
BALANCE - JUNE 30, 1998             335,000      $    3,350       2,400,000     $    2,000     $   (5,350)     $       --

Cancellation and Issuance          (335,000)     $   (3,350)     14,000,262     $  505,015     $       --      $  501,665
    of Stock for Acquisition

Net Loss June 30, 1999                   --      $       --              --     $       --     $ (260,192)     $ (260,192)
                                 ----------      ----------      ----------     ----------     ----------      ----------

Balance - June 30, 1999                  --      $       --      16,400,262     $  507,015     $ (265,542)     $  241,473

Net Loss September 30, 1999              --      $       --              --     $       --     $ (670,738)     $ (670,738)
                                 ----------      ----------      ----------     ----------     ----------      ----------

BALANCE - SEPTEMBER 30, 1999             --      $       --      16,400,262     $  507,015     $ (936,280)     $ (429,265)
                                 ==========      ==========      ==========     ==========     ==========      ==========

    The accompanying notes are an integral part of the financial statements.

                              MIGHTY MACK USA, LTD
                    NOTES TO (UNAUDITED) FINANCIAL STATEMENTS
                               September 30, 1999

NOTE 1 - ORGANIZATION AND PRESENTATION:

       Organization:

       On July 19, 1996, Oxford Financial Holdings, Ltd. (the Company) was incorporated under the laws of Colorado to engage in all aspects of business consulting and information retrieval. Mighty Mack USA, LTD was incorporated in the state of Mississippi on November 9, 1998. Mighty Mack USA, LTD, a Mississippi Company, and Oxford Financial Holdings, LTD., a Colorado corporation, merged on June 15, 1999. The merger was treated as a reverse acquisition for accounting purposes with Mighty Mack USA, LTD. as the acquirer and Oxford Financial Holdings, LTD as the acquiree based upon Mighty Mack USA, LTD then current officers and directors assuming management control of the resulting entity and the value and ownership interest being received by current Mighty Mack USA, LTD. stockholders exceeding that received by Oxford Financial Holdings, LTD stockholders. The Company changed its name to Mighty Mack USA, LTD.

       The Mississippi Corporation, Mighty Mack exchanged 53,022,950 shares or 100% of its common stock for 14,000,000 shares of common stock in the Company. The Company may be issuing 1,600,000 additional shares to various consultants as part of the transaction. Also the Company canceled the 335,000 shares of preferred stock that was outstanding leaving no shares of preferred stock outstanding after the consummation of the merger.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       These financial statements are presented on the accrual method of accounting in accordance with generally accepted accounting principles. Significant principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows, are summarized below:

       DESCRIPTION OF BUSINESS

       Mighty Mack USA, LTD markets, manufactures & wholesales HydroCarbon Absorbents & Environmental Remediation Products. The Company develops marketing and distribution outlets for its' products through established retail and wholesale distributors through out the country.

       REVENUE RECOGNITION

       Product Sales are sales of bag and bulk product manufactured by the company. Revenue is recognized at the time of sale.

       INVENTORY

       Inventory at September 30, 1999 by major classification is:

             Raw Materials and Work-in-Process                     $  4,176,020
             Finished Goods                                        $    485,980
                                                                   ------------
             Total Inventory                                       $  4,662,000
                                                                   ============

                              MIGHTY MACK USA, LTD
                    NOTES TO (UNAUDITED) FINANCIAL STATEMENTS
                               September 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

         ACCOUNTING FOR IMPAIRMENTS IN LONG-LIVED ASSETS:

         Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets may not be recoverable. Management periodically evaluates the carrying value and the economic useful life of its long-lived assets based on the Company's operating performance and the expected future undiscounted cash flows and will adjust the carrying amount of assets which may not be recoverable. Management believes that long-lived assets in the balance sheet are appropriately valued.

         PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation is computed on the straight-line method over the following estimated useful lives:

           Furniture and fixtures                              7 years
           Computer equipment and software                    3- years
           Plant equipment                                      5 year
           Buildings                                          40 years

         FEDERAL INCOME TAX:

         The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

         USE OF ESTIMATES:

         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         TRADE NAMES AND PATENTS

         The Company has valued its trade names and patents at $100,000. These items are being amortized over a forty-year period.

                              MIGHTY MACK USA, LTD
                    NOTES TO (UNAUDITED) FINANCIAL STATEMENTS
                               September 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's financial instruments include cash, cash equivalents and notes payable. Estimates of fair value of these instruments are as follows:

                  Cash and cash equivalents - The carrying amount of cash and cash equivalents approximates fair value due to the relatively short maturity of these instruments.

                  Notes payable - The carrying amount of the Company's notes payable approximate fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.

NOTE 3 - PROPERTY AND EQUIPMENT:

         Property and equipment consist of the following as of September 30, 1999.

               Land                                                             $  105,000
               Furniture and fixtures                                               55,919
               Computer equipment and software                                      17,182
               Plant equipment                                                     614,507
               Transportation                                                       12,000
                                                                                ----------
               Building                                                            875,105
                                                                                ----------
               Subtotal                                                          1,679,713
               Less:  Accumulated depreciation                                    (33,291)
                                                                                ----------
                                                                                $1,646,422
                                                                                ==========


NOTE 4 - INCOME TAXES

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes. Due to the Company's net operating loss there are no income taxes currently due. Also, there were no material differences between recorded book basis and tax basis at September 30, 1999.

         The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of September 30, 1999, the Company has a net operating loss carry forward of $836,280 which has been fully reserved through a valuation allowance.

                              MIGHTY MACK USA, LTD
                    NOTES TO (UNAUDITED) FINANCIAL STATEMENTS
                               September 30, 1999

NOTE 4 - INCOME TAXES (CONT.)

As of September 30, 1999, the Company had a net operating loss carry forward for federal income tax purposes approximately equal to the accumulated deficit recognized for book purposes, which will be available to reduce future taxable income. The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company's ability to generate taxable income during the carry forward period. Because of the current uncertainty of realizing such tax assets in the future, a valuation allowance has been recorded equal to the amount of the net deferred tax asset, which caused the Company's effective tax rate to differ from the statutory income tax rate. The net operating loss carry forward, if not utilized, will begin to expire in the year 2010.

NOTE 5 - NOTES PAYABLE

Notes payable consist of the following at September 30, 1999:

     Note - Robert C. Furrer, Officer & Director, at 8% annual interest rate.            $  140,112

     Note - Martin F. Schneider, Officer & Director, at 8% annual interest rate.         $  150,000

     Note - Product Services Co., Inc. for assets purchase agreement
            at 8% annual interest rate, remaining balance                                $2,700,000
                                                                                         ----------
                                                                                         $2,990,112
                                                                                         ==========


NOTE 6 - PRODUCT AND ASSET PURCHASE AGREEMENT

         The Company entered into an agreement on February 1, 1999 to acquire substantially all of the products of Product Services Co., Inc. a Mississippi Corporation and Theodore Dickerson. This purchase also includes the real estate items of a storage plant and land at Valley Park, Mississippi. This purchase includes certain intellectual property assets made up of patents, trademarks, trade names and security interests. This purchase agreement is for $6,000,000 made up of $3,000,000 due up front and $3,000,000 due as a royalty payment comprised of three percent of the wholesale price of product up to a maximum of $3,000,000. The total balance of the royalty payment is due and payable by January 31, 2002 no matter whether the sales have occurred or not.

NOTE 7 - REALIZATION OF ASSETS

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained a substantial operation loss this year. As shown in the financial statements, the Company incurred a net loss of $936,280 for 1999. At September 30, 1999, current liabilities exceed current assets by $2,175,062. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

         In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

                              MIGHTY MACK USA, LTD
                    NOTES TO (UNAUDITED) FINANCIAL STATEMENTS
                               September 30, 1999

NOTE 8 - RELATED PARTY TRANSACTION

         The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company is formulating a policy for the resolution of such conflicts.

NOTE 9 - DEBENTURES

         In September, 1999 the Company sold $691,000 worth of 10% Convertible Debentures for $25,000 per Debenture. All of the Debentures were issued in accordance with the exemption from registration afforded by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended and Rule 506 thereunder.

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
Mighty Mack USA, LTD
Lena, MS


We have audited the accompanying balance sheet of Mighty Mack USA, LTD as of June 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As shown in the financial statements, the company incurred a net loss of $260,192 for 1999. At June 30, 1999, current liabilities exceed current assets by $1,338,556. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the company cannot continue in existence.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mighty Mack USA, LTD as of June 30, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Denver, Colorado
August 11, 1999

                              MIGHTY MACK USA, LTD
                                 Balance Sheet
                                 June 30, 1999


ASSETS

CURRENT ASSETS:
Accounts Receivable                                           $       674
Inventory                                                       4,662,000
                                                              -----------
TOTAL CURRENT ASSETS                                            4,662,674

PROPERTY AND EQUIPMENT:
Property and Equipment, Net of Accumulated                      1,480,237
                                                              -----------
     Depreciation of $10,232


OTHER ASSETS:
Trade Names, Patents, Net of Accumulated
     Amortization of $208                                          99,792
                                                              -----------

TOTAL  ASSETS                                                 $ 6,242,703
                                                              ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts Payable                                              $    68,344
Accrued Expenses                                                   32,886
Notes Payable                                                   2,900,000
Royalty Fee Payable                                             3,000,000
                                                              -----------
TOTAL CURRENT LIABILITIES                                       6,001,230

TOTAL LIABILITIES                                               6,001,230

STOCKHOLDERS' EQUITY:
Preferred Stock, Class A Preferred, 5,000,000
     Shares Authorized, No Par Value, None Outstanding                 --
Common Stock, No Par Value, 50,000,000 Shares
Authorized, No Par Value, Issued and Outstanding 16,400,262       507,015
Retained Earnings (Deficit)                                      (265,542)
                                                              -----------
TOTAL STOCKHOLDERS' EQUITY                                        241,473
                                                              -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 6,242,703
                                                              ===========


    The accompanying notes are an integral part of the financial statements

                              MIGHTY MACK USA, LTD
                            Statement of Operations
                                 June 30, 1999



REVENUE:                                              1999
                                                   ----------
Product Sales                                      $    4,736

COST OF GOODS SOLD                                     (1,174)
                                                   ----------


GROSS MARGIN                                            3,562
                                                   ----------
OPERATING EXPENSES

Interest Expense                                       21,334
Operating Costs                                       170,804
General and Administrative                             71,616
                                                   ----------

TOTAL OPERATING EXPENSES                              263,754
                                                   ----------

NET INCOME (LOSS)                                  $ (260,192)
                                                   ==========

BASIC (LOSS) PER SHARE                             $    (0.10)
                                                   ==========

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING           2,600,011
                                                   ==========



    The accompanying notes are an integral part of the financial statements

                              MIGHTY MACK USA, LTD
                              Stockholders' Equity
                                 June 30, 1999



                                    PREFERRED STOCK                COMMON STOCK            RETAINED         TOTAL
                                --------------------------    -------------------------    EARNING       STOCKHOLDERS'
                                  SHARES          AMOUNT        SHARES        AMOUNT       (DEFICIT)        EQUITY
                                -----------    -----------    -----------   -----------   -----------    -------------
BALANCE-JUNE 30, 1998               335,000    $     3,350    $ 2,400,000   $     2,000   $    (5,350)   $          --

Cancellation and Issuance
     of Stock for Acquisition      (335,000)        (3,350)    14,000,262       505,015            --          501,665

Net Loss June 30, 1999                   --             --             --            --      (260,192)        (260,192)
                                -----------    -----------    -----------   -----------   -----------    -------------

BALANCE-JUNE 30, 1999                    --    $        --    $16,400,262   $   507,015   $  (265,542)   $     241,473
                                ===========    ===========    ===========   ===========   ===========    =============



    The accompanying notes are an integral part of the financial statements

                              MIGHTY MACK USA, LTD
                             Statement of Cash Flow
                                  June 30, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME (LOSS)                                             $  (260,192)
Reconciliation of Net Income (Loss) to Net Cash
     Provided by (Used In) Operating Activities
          Depreciation and Amortization                            10,440

(INCREASE) DECREASE IN:
     Accounts Receivable                                             (674)

INCREASE (DECEASE) IN:
     Accounts Payable                                              65,844
     Accrued Expenses                                              29,537
                                                              -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES              (155,045)


CASH FLOWS USED FOR INVESTING ACTIVITIES
     Investment in Property & Equipment                          (549,970)
                                                              -----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                        (549,970)
                                                              -----------

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds From Notes Payable                                 200,000
      Common Stock                                                505,015
                                                              -----------
Net Cash Provided by Financing Activities                         705,015
                                                              -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                             -0-

Cash and Cash equivalents - Beginning of Period                       -0-

Cash and Cash Equivalents - End of Period                     $       -0-
                                                              ===========

SUPPLEMENTAL DISCLOSURE

CASH PAID DURING THE YEAR FOR:
     Interest                                                 $       -0-
     Income Taxes                                             $       -0-

Inventory Acquisition Through Notes and Royalty Fee Payable     4,362,000
Property and Equipment Acquisition Through Notes Payable        1,190,469
Trade Names and Patents Acquisition Through Notes Payable         100,000



    The accompanying notes are an integral part of the financial statements

                              MIGHTY MACK USA, LTD
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 - ORGANIZATION AND PRESENTATION:

       Organization:

       On July 19, 1996, Oxford Financial Holdings, Ltd. (the Company) was incorporated under the laws of Colorado to engage in all aspects of business consulting and information retrieval. Mighty Mack USA, LTD was incorporated in the state of Mississippi on November 9, 1998. Mighty Mack USA, LTD, a Mississippi Company, and Oxford Financial Holdings, LTD., a Colorado corporation, merged on June 15, 1999. The merger was treated as a reverse acquisition for accounting purposes with Mighty Mack USA, LTD. as the acquirer and Oxford Financial Holdings, LTD as the acquiree based upon Mighty Mack USA, LTD then current officers and directors assuming management control of the resulting entity and the value and ownership interest being received by current Mighty Mack USA, LTD. stockholders exceeding that received by Oxford Financial Holdings, LTD stockholders. The Company changed its name to Mighty Mack USA, LTD.

       The Mississippi Corporation, Mighty Mack exchanged 53,022,950 shares or 100% of its common stock for 14,000,000 shares of common stock in the Company. The Company may be issuing 1,600,000 additional shares to various consultants as part of the transaction. Also the Company canceled the 335,000 shares of preferred stock that was outstanding leaving no shares of preferred stock outstanding after the consummation of the merger.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       These financial statements are presented on the accrual method of accounting in accordance with generally accepted accounting principles. Significant principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows, are summarized below:

       DESCRIPTION OF BUSINESS

       Mighty Mack USA, LTD markets, manufactures & wholesales HydroCarbon Absorbents & Environmental Remediation Products. The Company develops marketing and distribution outlets for its' products through established retail and wholesale distributors through out the country.

       REVENUE RECOGNITION

       Product Sales are sales of bag and bulk product manufactured by the company. Revenue is recognized at the time of sale.

       INVENTORY

       Inventory at June 30, 1999 by major classification is:

             Raw Materials and Work-in-Process               $  4,176,020
             Finished Goods                                  $    485,980
                                                             ------------
             Total Inventory                                 $  4,662,000
                                                             ============

                              MIGHTY MACK USA, LTD
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

         ACCOUNTING FOR IMPAIRMENTS IN LONG-LIVED ASSETS:

         Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets may not be recoverable. Management periodically evaluates the carrying value and the economic useful life of its long-lived assets based on the Company's operating performance and the expected future undiscounted cash flows and will adjust the carrying amount of assets which may not be recoverable. Management believes that long-lived assets in the balance sheet are appropriately valued.

         PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation is computed on the straight-line method over the following estimated useful lives:

           Furniture and fixtures                              7 years
           Computer equipment and software                    3- years
           Plant equipment                                      5 year
           Buildings                                          40 years


         FEDERAL INCOME TAX:

         The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

         USE OF ESTIMATES:

         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         TRADE NAMES AND PATENTS

         The Company has valued its trade names and patents at $100,000. These items are being amortized over a forty-year period.

                              MIGHTY MACK USA, LTD
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's financial instruments include cash, cash equivalents and notes payable. Estimates of fair value of these instruments are as follows:

                  Cash and cash equivalents - The carrying amount of cash and cash equivalents approximates fair value due to the relatively short maturity of these instruments.

                  Notes payable - The carrying amount of the Company's notes payable approximate fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.


NOTE 3 - PROPERTY AND EQUIPMENT:

         Property and equipment consist of the following as of June 30, 1999.

               Land                                              $ 105,000
               Furniture and fixtures                               55,919
               Computer equipment and software                       7,102
               Plant equipment                                     453,448
               Building                                            869,000
                                                                ----------

               Subtotal                                          1,490,469
               Less:  Accumulated depreciation                    (10,232)
                                                                ----------
                                                                $1,480,237
                                                                ==========

NOTE 4 - INCOME TAXES

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes. Due to the Company's net operating loss there are no income taxes currently due. Also, there were no material differences between recorded book basis and tax basis at June 30, 1999.

         The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of June 30, 1999, the Company has a deferred tax asset of $62,500 primarily for its net operating loss carry forward which has been fully reserved through a valuation allowance.

                              MIGHTY MACK USA, LTD
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999


NOTE 4 - INCOME TAXES (CONT.)

As of June 30, 1999, the Company had a net operating loss carry forward for federal income tax purposes approximately equal to the accumulated deficit recognized for book purposes, which will be available to reduce future taxable income. The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company's ability to generate taxable income during the carry forward period. Because of the current uncertainty of realizing such tax assets in the future, a valuation allowance has been recorded equal to the amount of the net deferred tax asset, which caused the Company's effective tax rate to differ from the statutory income tax rate. The net operating loss carry forward, if not utilized, will begin to expire in the year 2010.


NOTE 5 - NOTES PAYABLE

Notes payable consist of the following at June 30, 1999:

     Note - Robert C. Furrer, Officer & Director, at 8% annual interest rate.           $   100,000

     Note - Martin F. Schneider, Officer & Director, at 8% annual interest rate.        $   100,000

     Note - Product Services Co., Inc. for assets purchase agreement
            at 8% annual interest rate, remaining balance                               $ 2,700,000
                                                                                        -----------
                                                                                        $ 2,900,000
                                                                                        ===========

NOTE 6 - PRODUCT AND ASSET PURCHASE AGREEMENT

         The Company entered into an agreement on February 1, 1999 to acquire substantially all of the products of Product Services Co., Inc. a Mississippi Corporation and Theodore Dickerson. This purchase also includes the real estate items of a storage plant and land at Valley Park, Mississippi. This purchase includes certain intellectual property assets made up of patents, trademarks, trade names and security interests. This purchase agreement is for $6,000,000 made up of $3,000,000 due up front and $3,000,000 due as a royalty payment comprised of three percent of the wholesale price of product up to a maximum of $3,000,000. The total balance of the royalty payment is due and payable by January 31, 2002 no matter whether the sales have occurred or not.

NOTE 7 - REALIZATION OF ASSETS

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained a substantial operation loss this year. As shown in the financial statements, the Company incurred a net loss of $260,192 for 1999. At June 30, 1999, current liabilities exceed current assets by $1,338,556. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

         In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

                              MIGHTY MACK USA, LTD
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 8 - RELATED PARTY TRANSACTION

         The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company is formulating a policy for the resolution of such conflicts.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

           Exhibit                                                        Page or
           Number                 Description                             Cross Reference
           -------                -----------                             ---------------
             3A                   Articles of Incorporation

             3B                   Amendment to Articles of Incorporation

             3C                   Bylaws

            10A                   Stock Purchase Agreement

            10B                   Purchase and Sale Agreement, with Addenda

            27                    Financial Data Schedule


ITEM 2. DESCRIPTION OF EXHIBITS.

             3A                   Articles of Incorporation filed on July 19, 1996.

             3B                   Amendment to Articles of Incorporation filed on July 16, 1999.

             3C                   Bylaws approved on June 5, 1997.

            10A                   Stock Purchase Agreement dated June, 1999.

            10B                   Purchase and Sale Agreement dated February 1, 1999, with Addenda dated June 2, 1999, August 3, 1999, September 17, 1999, October 11,
                                  1999, and December 1, 1999

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Mighty Mack USA, Ltd.

Dated:  12/20/99                        By: /s/
      ----------------                      -------------------------------
                                                    Robert C. Furrer
                                                 Chief Executive Officer


         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                                        CHIEF FINANCIAL OFFICER

Dated: 12/20/99                         By: /s/
      ----------------                      -------------------------------
                                                    Martin F. Schneider
                                                  Chief Financial Officer


Dated: 12/20/99                         By: /s/
      ----------------                      -------------------------------
                                                   Charles K. Washburn
                                                         Director

Dated: 12/20/99                         By: /s/
      ----------------                      -------------------------------
                                                  Theodore H. Dickerson
                                                        Director

                                 EXHIBIT INDEX


           Exhibit                                                        Page or
           Number                 Description                             Cross Reference
           -------                -----------                             ---------------
             3A                   Articles of Incorporation

             3B                   Amendment to Articles of Incorporation

             3C                   Bylaws

            10A                   Stock Purchase Agreement

            10B                   Purchase and Sale Agreement, with Addenda

            27                    Financial Data Schedule